SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)
and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

Dada Nexus Limited
(Name of Issuer)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
23344D 108*
(CUSIP Number)
June 9, 2020
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☑	Rule 13d-1(c)
☐	Rule 13d-1(d)

* There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13G

CUSIP No.23344D108

1	Names of Reporting Persons Walmart Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 94,981,280

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 94,981,280

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,981,280(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.7%(2)

12	Type of Reporting Person CO

________________________

(1)	7,500,000 of the ordinary shares beneficially owned by the Reporting Persons are represented by ADSs.

(2)
The percentage is calculated based on 888,937,017 ordinary shares of the Issuer, reported to be outstanding as of completion of the Issuer’s initial public offering in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on June 5, 2020.

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Schedule 13G

CUSIP No. 23344D108

1	Names of Reporting Persons Azure Holdings S.a.r.l.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power 0

		6	Shared Voting Power 94,981,280

		7	Sole Dispositive Power 0

		8	Shared Dispositive Power 94,981,280

9	Aggregate Amount Beneficially Owned by Each Reporting Person 94,981,280(1)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 10.7%(2)

12	Type of Reporting Person CO

________________________

(1)	7,500,000 of the ordinary shares beneficially owned by the Reporting Persons are represented by ADSs.

(2)
The percentage is calculated based on 888,937,017 ordinary shares of the Issuer, reported to be outstanding as of completion of the Issuer’s initial public offering in the Issuer’s Form 424(b)(4) filed with the Securities and Exchange Commission on June 5, 2020

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Item 1.
	(a)	Name of Issuer: Dada Nexus Limited
	(b)	Address of Issuer’s Principal Executive Offices: 22/F Oriental Fisherman’s Wharf No. 1088 Yangshupu Road Yangpu District, Shanghai 200082 People’s Republic of China

Item 2.
(a)
Name of Person Filing:
This statement on Schedule 13G is being jointly filed by: (i) Walmart Inc. (“Walmart”) and (ii) Azure Holdings S.a.r.l. (“Azure”, and together with Walmart, the “Reporting Persons”). Walmart wholly owns Azure indirectly through a number of other wholly-owned subsidiaries.

(b)
Address of Principal Business Office or, if none, Residence:
The address of the principal business office of Walmart is 702 S.W. Eighth Street, Bentonville, Arkansas 72716. The address of the principal business office of Azure is 46A, avenue J.F. Kennedy, L-1855 Luxembourg Grand-Duchy of Luxembourg R.C.S Luxembourg: B 164 054

	(c)	Citizenship: Walmart is a corporation organized under the laws of the State of Delaware. Azure is a company organized under the laws of Luxembourg
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”), of the issuer
(e)
CUSIP Number:
23344D108*

* There is no CUSIP number assigned to Ordinary Shares. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The NASDAQ Global Select Market under the symbol “DADA.” Each ADS represents four Ordinary Shares.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or §§ 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ________________

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Item 4.	Ownership.
(a)       See Item 9 of the cover pages to this statement on Schedule 13G for the aggregate number of Ordinary Shares that are beneficially owned by each of the Reporting Persons as of June 9, 2020.

(b)       See Item 11 of the cover pages to this statement on Schedule 13G for the percentage of Ordinary Shares that are beneficially owned by each of the Reporting Persons as of June 9, 2020.

(c)        See Items 5 through 8 of the cover pages to this statement on Schedule 13G for the number of Ordinary Shares that are beneficially owned by each of the Reporting Persons as of June 9, 2020, as to which such Reporting Person has sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition of.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

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Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

List of Exhibits
Exhibit No.	Description
99.1	Joint Filing Agreement

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2020

WALMART INC.

By:	/s/ Gordon Y. Allison
Name: Gordon Y. Allison Title: Senior Vice President and Chief Counsel, Finance and Corporate Governance

AZURE HOLDINGS SARL

By:	/s/ Lisle Geoffrey Adams
Name: Lisle Geoffrey Adams Title: Manager A